CETUS CAPITAL ACQUISITION CORP.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

11602 Taipei, Taiwan, R.O.C.

January 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cetus Capital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 28, 2022
(File No. 333-266363) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on Tuesday, January 31, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may make an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461.

If you have any questions, please contact Michael T. Campoli, Esq., at (212) 326-0468, from the Company’s legal counsel, Pryor Cashman LLP.

Very truly yours,

Cetus Capital Acquisition Corp.

By:	/s/ Chung-Yi Sun
Name:	Chung-Yi Sun
Title:	CEO

cc:	Michael T. Campoli, Esq.
Pryor Cashman LLP